
March 7, 2007

James Ketner
President, Chief Executive Officer and Chairman
Ketner Global Investments, Inc.
1100 North University Avenue, Suite 135
Little Rock, Arkansas 72207

> **Re: Ketner Global Investments, Inc.**
> **Amendment No. 1 to Form SB-2**
> **File No. 333-139015**
> **Filed February 28, 2007**

Dear Mr. Ketner:

We have the following comments on your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you intend to file a confidential treatment request for portions of your Oassault agreement. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

2.   Throughout the prospectus, when you discuss the one client that you have, please identify the client.

3.   We note your responses to prior comments 5 and 6 but that you still have not filed the Standby Equity Distribution Agreement or described this agreement/transaction pursuant to which the selling shareholders acquired their shares. Please revise accordingly to describe the terms of the agreement and to file it.

4.   In addition, it appears from the title of the agreement that it may represent an equity line whereby you may continue to require investors to purchase shares. We may have further comments upon receipt of the agreement. Please note however, that we consider agreements that give investors the right to acquire additional securities to provide the investor with an investment decision that suggests the investor is not irrevocably bound. Please tell us why you believe the equity line transaction is consistent with our position set forth in the Current Issues and Rulemaking Projects Outline Quarterly Update, March

31, 2001. In particular, please discuss why you believe that the selling shareholders are irrevocably bound given that they have the ability to make investment decisions as to the purchase of shares.

5.	We note that you have engaged a new audit firm. Please provide all the disclosures and the exhibit required by Item 304 of Regulation S-B.

6.	Please provide the disclosures required by Item 303(b) of Regulation S-B.

7.	We note disclosures under Risk Factors and Recent Sales of Unregistered Securities that you sold 349,140 shares of common stock for proceeds of $15,187. It is unclear to us how the amount of proceeds reconciles to your financial statements. Please clarify or revise.

Financial Statements

Note 9 – Related Party Transactions, page F-13
Please disclose the due date for each related party loan. Please be advised that if these loans are due on demand or have no stated term you should classify them as current liabilities in your balance sheet.

Exhibit List

8.	We note your response to prior comment 10. However, please note you must still include the exhibit list in your filing and must also file the exhibit with the confidential information redacted. You should then note in a footnote to the exhibit list that portions of the exhibit have been redacted pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933. Please see Rule 406 of the Securities Act and revise your filing and file the exhibit accordingly.

Exhibit 5.2

9.	Counsel must also opine that shares are fully paid and non-assessable. Please see Item 601(5) of Regulation S-B. Please revise.

10.	Please disclose the state law upon which counsel's opinion is based.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3767 with other questions.

                    Sincerely,

                    Jennifer R. Hardy
                    Legal Branch Chief